Exhibit 99.2
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries SE
ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Louis GRIES
Date of last notice	14 March 2011

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	30 May 2011
No. of securities held prior to change
•     298,543 ordinary shares/CUFS registered in the name of the Director; and
•     2,328,000 options over unissued ordinary shares/CUFS comprising:
•     650,000 options under the 2001 Equity Incentive Plan;
•     860,000 options (ROCE) under the 2006 JHISE Long Term Incentive Plan; and
•     818,000 options (TSR) under the 2006 JHISE Long Term Incentive Plan.

Class	Ordinary shares/CUFS

+ See chapter 19 for defined terms.
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Appendix 3Y
Change of Director’s Interest Notice

Number acquired	487,446 ordinary shares/CUFS
Number disposed	207,065 ordinary shares/CUFS
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• Vesting of Executive Incentive Program RSUs — Nil • Sale of Executive Incentive Program RSUs - $1,188,246.64
No. of securities held after change
•     578,924 ordinary shares/CUFS registered in the name of the Director; and
•     2,328,000 options over unissued ordinary shares/CUFS comprising:
•     650,000 options under the 2001 Equity Incentive Plan;
•     860,000 options (ROCE) under the 2006 JHISE Long Term Incentive Plan; and
•     818,000 options (TSR) under the 2006 JHISE Long Term Incentive Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued pursuant to vesting of Executive Incentive Plan RSUs. The disposal of some of the shares is required to fund US State and Federal withholding tax obligations (which are payable on vesting of RSUs).

Part 2 — Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to issued ordinary shares/CUFS upon satisfaction of certain conditions.
Name of registered holder (if issued securities)	Louis Gries
Date of change	30 May 2011
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	• 1,452,609 Relative TSR RSUs; and • 847,713 Executive Incentive Program RSUs.

+ See chapter 19 for defined terms.

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Appendix 3Y
Change of Director’s Interest Notice

Interest acquired	Not applicable
Interest disposed	487,446 Executive Incentive Plan RSUs vested on 30 May 2011.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	No cash consideration was paid to exercise the Restricted Stock Units.
Interest after change	Current interests in contracts are:

• 1,452,609 Relative TSR RSUs; and • 360,267 Executive Incentive Program RSUs.

Part 3 — +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.
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